UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  0-15360

CUSIP Number:  09059T206

(Check One):          ☐ Form 10-K             ☐ Form 20-F          ☐ Form 11-K            ☒ Form 10-Q   ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Bioject Medical Technologies Inc.
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 20245 SW 95th Avenue
City, State and Zip Code: Tualatin, Oregon 97062

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are currently in the process of evaluating accounting and valuation issues associated with our convertible debt instruments. Certain provisions have been identified within these arrangements which may result in derivative accounting treatment. Due to the complicated nature of these provisions, we were unable to finalize the accounting treatment in a timely manner. The impact of this evaluation on our second quarter 2006 results announced on August 2, 2006 and on previous periods still needs to be determined. Accordingly, we were unable to file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the prescribed time period without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Christine Farrell	(503)	692-8001
(Name)	(Area Code)	(Telephone Number)

(2)             Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes        ☐ No

(3)             Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that our operating loss for the three and six-month periods ended June 30, 2006 will be approximately $2.0 million and $4.5 million, respectively, compared to $1.2 million and $3.1 million in the comparable periods of 2005 due to approximately $720,000 of restructuring charges in the six-month period and a $915,000 non-cash charge for the write-down of certain equipment in the three and six-month periods ended June 30, 2006 with no comparable charges in the 2005 periods.

The results of our evaluation of the accounting treatment of our convertible debt instruments is expected to have an impact on non-operating expenses and, therefore, the impact on net loss for the second quarter of 2006 is not currently known. Similarly, we are evaluating the impact on the reported results of prior periods. Any impact is not expected to affect our cash position.

Bioject Medical Technologies Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	Bioject Medical Technologies Inc.

	By:	/s/ Christine M. Farrell
Christine M. Farrell
Vice President of Finance
(Duly Authorized Officer and Principal Financial and Accounting Officer)